

July 25, 2011

Via E-mail
Kristen Cleland, CEO
FanSport, Inc.
5020 Woodland Drive
Placerville, CA 95667

  Re: FanSport, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed July 8, 2011
     File No. 333-173745

Dear Ms. Cleland:

  We have reviewed your amended registration statement and have the following comment. References to prior comments refer to those in our letter dated May 24, 2011.

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Liquidity and Capital Resources, page 26

1. We note your response to prior comment 9 and the new disclosure in this section that Ms. Cleland will provide you with the financial resources necessary to conduct minimal operations for the next year. Please disclose in this section the estimated cost of conducting minimal operations for one year. Also, you state in a risk factor on page 9 that your "sole officer may be unwilling or unable to loan or advance any additional capital to the Company." Please revise to clarify that Ms. Cleland has committed to funding the company's minimal operations for the next year, or advise.

  Please contact me at (202) 551-3456 if you have any questions. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

       Sincerely,

       /s/ Matthew Crispino

       Matthew Crispino
       Staff Attorney